Marste, LLC
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash and cash equivalents	$ -	$ -
Total current assets	-	-
Total assets	$ -	$ -
LIABILITIES AND MEMBERS' EQUITY		
Total liabilities	$ -	$ -
Commitments and contingencies	-	-
Members capital	10,942	9,447
Accumulated deficit	(10,942)	(9,447)
Total members' equity	-	-
Total liabilities and members' equity	$ -	$ -